SaverOne 2014 Ltd.

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

December 20, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	SaverOne 2014 Ltd. (CIK 0001894693) Registration Statement No. 333-276024 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

SaverOne 2014 Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on December 22, 2023 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling Eyal Peled at +1 212.801.9210. The Company hereby authorizes Mr. Peled to orally modify or withdraw this request for acceleration.

Very truly yours,

SAVERONE 2014 LTD.

By:	/s/ Ori Gilboa
Ori Gilboa Chief Executive Officer